[LETTERHEAD OF PIPER SANDLER & CO.]

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:     William Penn Bancorporation

           Registration Statement on Form S-1

           Request for Acceleration of Effectiveness

           File No. 333-249492

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join William Penn Bancorporation (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Friday, January 15, 2021, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Sincerely,

Piper Sandler & Co.

By:	/s/ Jennifer Docherty
Jennifer Docherty
Managing Director
(Authorized Signatory)

cc:	John Stickel, U.S. Securities and Exchange Commission
Susan Block, U.S. Securities and Exchange Commission